Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(Dollars in millions, except ratios)

	2006	2005	2004	2003	2002
Pre-tax income (loss) from continuing operations	$3.3	$(3.0)	$(25.7)	$(87.4)	$12.3
Income or loss from equity investees	(2.3)	(.7)	.6	.8	(1.0)

Pre-tax income (loss) from continuing operations before minority interests in consolidated subsidiaries or income or loss from equity investees	$1.0	$(3.7)	$(25.1)	$(86.6)	$11.3
Distributed income equity investees	.5	—	—	.5	—
Less: Capitalized interest	—	—	—	—	—
Amortization of interest previously capitalized	—	—	.1	.1	.1

Adjusted pre-tax income (loss) from continuing operations before minority interests in consolidated subsidiaries or income or loss from equity investees	$1.5	$(3.7)	$(25.0)	$(86.0)	$11.4

Fixed Charges:
Interest expense	$20.3	$21.2	$20.7	$15.3	$8.1
Interest capitalized during the period	—	—	—	—	—
Amortization of debt issuance costs	1.1	1.4	1.7	4.8	1.0
Imputed interest portion of rent expense	1.8	1.8	2.5	2.9	2.7

Total Fixed Charges	$23.2	$24.4	$24.9	$23.0	$11.8

Pre-tax income (loss) from continuing operations before income from equity investees plus fixed charges	$24.7	$20.7	$(.1)	$(63.0)	$23.2

Ratio of Earnings to Fixed Charges(a)	1.1	—	—	—	1.9

(a)	For years 2005, 2004 and 2003, the ratio was less than 1.0x and was deficient by $3.7 million, $25.0 million and $86.0 million, respectively.